SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 2019

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 200127

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

All exhibits to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of GDS Holdings Limited (File No. 333-222659), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit 10.1+

Share Purchase Agreement by and between GDS (Shanghai) Investment Co., Ltd., Beijing Zhong Cheng Fu Jing Technology Co., Ltd., Beijing Lan Ting Data Technology Co., Ltd., Beijing Zheng He Tian Ye Economic and Trade Co., Ltd., Jun He, Lanting (Beijing) Information Science and Technology Co., Ltd., and Lanting Xuntong (Beijing) Science and Technology Co., Ltd, dated December 4, 2019 (English Translation)

+              Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: December 5, 2019	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer